                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

               #9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200
                                REPUBLIC OF KOREA

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F (X)                   No         Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes (    )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated November 14, 2003. Attached is English language version of the notice.

                           MIRAE CORPORATION ANNOUNCES
                 THE THIRD QUARTER RESULTS FOR FISICAL YEAR 2003

Seoul, Korea, November 14, 2003 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the nine months ended September 31, 2003.

The Company reported total revenues of 47,222 million won for the third quarter of 2003, increased by 56.9 percent from total revenues of 30,094 million won for the third quarter d of 2002. And, gross profit for the third quarter of 2003 was 9,230 million won increased by 1537.3 percent from gross profit of 6 million won for the same period of 2002. Mirae accounted 3,956 million won of operating loss that improved its operating loss by 73.6 percent from 15,003 million of operating loss for the same period of 2002. Moreover, the Company recorded a ordinary income and net income in the third quarter of 2003 amounting to 14,113 million won, up 132.3 percent or a turnaround from 43,648 million won of ordinary loss and net loss for the same period of 2002.

[Table 1.] Summary of Operating Results of 3Q of 2003 vs. 3Q of 2002 (Unit: in million Korean won, %)

---------------------------- ------------------ ----------------- ----------------- ---------------------
          Category                 3Q 2003           3Q 2002           % Change            Comment
---------------------------- ------------------ ----------------- ----------------- ---------------------
Revenues                             47,222             30,094            + 56.7
---------------------------- ------------------ ----------------- ----------------- ---------------------
Operating income                     (3,956)           (15,003)           - 73.6    Operating Loss
(loss)                                                                              improved by 73.6%
---------------------------- ------------------ ----------------- ----------------- ---------------------
Ordinary income                      14,113            (43,648)           +132.3    Turnaround
(loss)
---------------------------- ------------------ ----------------- ----------------- ---------------------
Net income                           14,113            (43,648)           +132.3    Turnaround
(loss)
---------------------------- ------------------ ----------------- ----------------- ---------------------


The Company emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company's overseas sales, especially U.S. market, of semiconductor equipment for three months ended September 31, 2003 reached 52.2 percent of the total revenue. . Especially, when Flash memory card market is growing and is expecting to grow until 2007, our prospect to increase sales on flash memory test handler seems positive.

[Table 2] Revenues Break Down by Region.
(Unit: %)

----------------------------- --------------------------- -------------------------- ---------------------------
           Region                       3Q 2003                  1Q ~ 3Q 2003               1Q ~ 3Q 2002
----------------------------- --------------------------- -------------------------- ---------------------------
Asia                                                 20.9                       12.9                        21.8
----------------------------- --------------------------- -------------------------- ---------------------------
Europe                                                8.8                        5.9                        21.6
----------------------------- --------------------------- -------------------------- ---------------------------
US                                                   22.5                       23.3                        10.0
----------------------------- --------------------------- -------------------------- ---------------------------
Overseas Total                                       52.2                       42.1                        53.4
----------------------------- --------------------------- -------------------------- ---------------------------
Domestic                                             47.8                       57.9                        46.6
----------------------------- --------------------------- -------------------------- ---------------------------
Total                                               100.0                      100.0                       100.0
----------------------------- --------------------------- -------------------------- ---------------------------

Each division fully portrays its figures for the third quarter of 2003 as follows. Semiconductor Equipment Division distributed sales of 25,033 million won, 241.7 percent increased from 7,326 million won for the same period of 2002. The semiconductor equipment industry is expected to have a slow growth rate in this year and our sales figure showed that the industry is on its way to recover. SMD Placement System Division (SMT) generated revenues of 13,998 million won, decreased by 36.4 percent from 22,012 million won for the same period of 2002. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and Other Division are 53.0 percent, 29.6 percent and 17.3 percent respectively, for the third quarter of 2003.

[Table 3] Revenues Break Down by Division
(Unit: in million Korean won)

----------------------------- --------------------------- -------------------------- ---------------------------
          Division                      3Q 2003                  1Q ~ 3Q 2003               1Q ~ 3Q 2002
----------------------------- --------------------------- -------------------------- ---------------------------
SE Division                                         7,831                     25,033                       7,326
----------------------------- --------------------------- -------------------------- ---------------------------
SMT Division                                        4,663                     13,998                      22,011
----------------------------- --------------------------- -------------------------- ---------------------------
Other                                               1,258                      8,191                         756
----------------------------- --------------------------- -------------------------- ---------------------------
Total                                              13,752                     47,222                      30,094
----------------------------- --------------------------- -------------------------- ---------------------------

The 1st half of 2003 Highlights

January 28, 2003

..    Investment of 70 million won in Mobile Game Co., Ltd.

February 6, 2003

..    Appointed Deloitte & Touche Hana as the Company's Outside Auditor

March 21, 2003

..    Resolutions of the 12th Annual Shareholder's Meeting.
     Approval of Financial Statements: Balance Sheet, Income Statement,
        Statement of Disposition of Deficit
     Approval of selective amendments to the Articles of Incorporation Approval of Directors Appointment (Hyun-Yun Lee, Soon-Do Kwon)
     Approval of Outside Director as a member of Audit Committee (Yun Ho Lee) Approval of Director's Remuneration Limit
     Grant of Stock Option

March 25, 2003

..    An Advance of 6,649 million won to Mr. Chan-Kyong Kim to remove a fixed collecteral right on Kang-nam building.

April 14, 2003

..    MR Techtown Co., Ltd's 20,000 common shares to Softforum Co., Ltd., an affiliate of Mirae Corporation, as a par of management restructuring process in order to enhance its core competencies.

..    To reinstall Mirae Corporation's Seoul Branch, we rented an office space of
     116.9 pyong for 385.7 million won from Softforum. Mirae's Seould Branch is located in Dokok dong in Seoul.

May 2, 2003

..    Hyung -Yun `Henry' Lee was appointed for the 3rd CEO of Mirae Corporation.

..    To reinforce strategic market development and sales infrastructure in accordance with rapidly changing macro and micro economic environment.

June 12, 2003

..    To exercise the appraisal right of dissenting shareholders of SK
     Communications Corporation upon its merger with Cyworld Inc.

..    Target Amount of shares: 6,836,690 common shares for 4,512,215,400 won.
     June 27, 2003

..    The Company's first half of 2003 is to be a turnaround point

..    By realizing a profit by the divestiture of 6,836,690 common shares, or sales price of 4,512,215,400 won. The estimation of gain on disposal of investment securities is 26,936,611,191 won.

August 14, 2003

..    BOD Resolution of Capital Increase with Consideration & Stock Dividends

     A. Capital Increase with Consideration

     .    Class of Stock: 24,927,500 Common stocks

     .    Issued Price: 1,020 KRW

     .    Allotment Ratio: 0.1837629/Stock

     .    Record Date: September 5, 2003

     B. Stock Dividends

     .    Class of Stock: 29,621,000 Common stocks

     .    Par Value: 100 KRW

     .    Record Date: October 23, 2003

     .    Allotment Ratio: 0.20/Stock

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the nine months ended September 31, 2003, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, statement of operation and the statement of cash flows under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

                                MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                               SEPTEMBER 31, 2003
                           DECEMBER 31, 2002 AND 2001
                                 (In Korean won)

-------------------------------------------------------------------------------------------------------------------------------
                    Category                                   2003 3Q                                  2002
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS :
Quick Assets:

Cash and cash equivalents                                               11,155,592,170                          11,419,841,951

Short-term financial instruments                                         6,420,160,000                          15,017,014,701

Short-term marketable securities                                        12,287,355,988                          25,225,468,583

Marketable securities                                                                -                           1,748,493,910

Accounts receivable - trade, net                    47,485,669,907                           37,923,435,928

     Allowance for bad debts                        16,422,328,968      31,063,340,939       14,107,724,338     23,815,711,590
                                                    ---------------                          ---------------
Short-term loan
                                                                           289,690,260                             411,476,959

Accounts receivable - other                          6,242,468,188                            1,599,966,751

     Allowance for bad debts                           445,922,469       5,796,545,719          300,000,000      1,299,966,751
                                                    ---------------                          ---------------
Accrued income
                                                                           192,911,999                             128,259,102

Advance payments and others                          4,392,710,819                           10,216,834,839

     Allowance for bad debts                         1,642,735,604       2,749,975,215        6,810,127,557      3,406,707,282
                                                    ---------------                          ---------------
Prepaid expenses

                                                                            31,845,651                             284,772,007

Prepaid income taxes                                                       242,801,544                             485,488,959
                                                                        ---------------                        ----------------
     Total quick assets                                                 70,230,219,485
                                                                                                                83,243,201,795


Inventories                                                             17,719,610,217                          22,018,114,268
                                                                        ---------------                        ----------------
     Total current asset                                                87,949,829,702
                                                                                                               105,261,316,063
-------------------------------------------------------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------------------------------------------------------
                    Category                                   2003 3Q                                  2002
-------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS :

Investment assets:

Long-term and restricted bank deposits                                     566,008,100                             560,311,550

Investment securities                                                    2,601,314,185                           5,895,166,152

Investment securities on Affiliates                                     15,671,310,262                          16,865,514,215

Guarantee deposits, net                                                  2,177,720,842                           2,609,322,945

Long-term receivables                                5,021,750,000                            7,021,750,000

     Present value discount account                    463,487,443       4,558,262,557          900,652,069      6,121,097,931
                                                    ---------------                          ---------------
Long-term loans and others                                                                       24,030,182
                                                     6,788,778,682

     Allowance for bad debts                         6,649,000,000         139,778,682                    -         24,030,182
                                                    ---------------                          ---------------
Other investment
                                                                           285,440,000                             285,440,000
                                                                        ---------------                        ----------------
     Total investment assets                                            25,999,834,628                          32,360,882,975

Tangible assets:

Land                                                                    15,387,230,196                          15,494,469,960

Buildings                                           54,426,481,444                           52,660,819,681

     Depreciation and amortization                   5,714,912,039      48,711,569,405        4,846,734,169     47,814,085,512
                                                    ---------------                          ---------------
Structures                                                                                      163,777,275
                                                       163,777,275

     Depreciation and amortization                      60,856,083         102,921,192           56,338,056        107,439,219
                                                    ---------------                          ---------------
Machinery and equipment                                                                       2,549,841,926
                                                     2,628,700,011

     Depreciation and amortization                   2,313,090,886         315,609,125        2,195,630,848        354,211,078
                                                    ---------------                          ---------------
Vehicles and transportation                                                                     564,434,490
                                                       558,705,096

     Depreciation and amortization                     443,359,546         115,345,550          395,455,135        168,979,355
                                                    ---------------                          ---------------
Other tangible assets                               27,177,037,276                           26,179,355,071

     Depreciation and amortization                  22,102,437,037       5,074,600,239       19,939,430,161      6,239,924,910
                                                    ---------------                          ---------------
Construction in-progress                                                             -
                                                                                                                             -
                                                                        ---------------                        ----------------
     Total tangible assets                                              69,707,275,707                          70,179,110,034
-------------------------------------------------------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------------------------------------------------------
                    Category                                   2003 3Q                                  2002
-------------------------------------------------------------------------------------------------------------------------------
Intangible assets:

Industrial rights                                                          942,319,517                             697,402,945

Development cost                                                         2,267,809,216                           1,718,725,983

Other intangible assets                                                    412,578,219                             507,966,921
                                                                        ---------------                        ----------------
     Total intangible assets                                             3,622,706,952                           2,924,095,849

     Total non-current assets                                           99,329,817,287                         105,464,088,858

                                                                       187,279,646,989

TOTAL ASSETS                                                                                                   210,725,404,921
                                                                        ===============                        ================

LIABILITIES
CURRENT LIABILITIES :

Accounts payable - trade                                                 3,955,916,090                           6,627,489,940

Short-term borrowings                                                   20,821,076,539                          31,985,271,321

Accounts payable - other                                                 1,313,983,107                           1,563,935,819

Advance receipts from customers                                            143,803,202                             255,644,731

Withholdings                                                               356,304,861                             267,391,673

Accrued expenses and other                                               1,781,571,242                           1,073,427,101

Accrued dividends                                                              768,090                                 768,090

Unearned income                                                                      -                                       -

Short-term guarantee deposits received                                   1,737,400,000                           1,737,400,000

Allowance for Guarantee payment                                                      -                             649,000,000

Other current liabilities                                                       12,410                               5,209,480

Liquid long-term liabilities                                             1,169,285,566                                       -
                                                                        ---------------                        ----------------
     Total current liabilities                                          31,280,121,107                          44,165,538,155
-------------------------------------------------------------------------------------------------------------------------------


(Continue)

-------------------------------------------------------------------------------------------------------------------------------
                    Category                                   2003 3Q                                  2002
-------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES :

Long-term borrowings                                                     8,183,312,199                           9,542,565,083

Long-term guarantee deposits received                                    1,989,525,000                             354,000,000

Accrued severance indemnities, net                                       2,273,943,818                           2,785,369,900
                                                                       ----------------                        ----------------
     Total long-term liabilities                                        12,446,781,017
                                                                                                                12,681,934,983

Total Liabilities                                                       43,726,902,124                          56,847,473,138
                                                                       ----------------                        ----------------

SHAREHOLDERS' EQUITY :

Capital Stock:                                                          12,463,750,000                          12,463,750,000
Capital surplus :

     Additional paid-in capital                                        110,234,949,682                         110,234,949,682

Retained earnings:                                                                                                           -

    Appropriated                                                        14,113,281,234                                       -
Capital adjustments :                                                                                         (31,179,232,101)
     Treasury stock                                                    (4,327,262,534)                         (4,814,066,944)
     Gain on valuation of long -term investment
securities                                                                           -                          24,959,611,191
     Gain on valuation of investment securities
by equity method                                                        10,572,215,589                          10,676,428,888
     Additional paid-in capital - employee
stock options                                                              609,032,504                             357,258,966

     Loss on disposal of treasury stock                                  (113,221,610)                                       -
                                                                       ----------------                        ----------------
     Total capital adjustments                                           6,740,763,949                          31,179,232,101

     Total Shareholders' Equity                                        143,552,744,865                         153,877,931,783
                                                                       ----------------                        ----------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             187,279,646,989                         210,725,404,921
                                                                       ================                        ================
-------------------------------------------------------------------------------------------------------------------------------

                                MIRAE CORPORATION

           NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
                 THREE MONTHS ENDED SEPTEMBER 31, 2003 AND 2002
                  NINE MONTHS ENDED SEPTEMBER 31, 2003 AND 2002
                              (Unit: In Korean won)

------------------------------------------------------------------------------------------------------------------------------
                 Category                                     FY 2003                                  FY 2002
------------------------------------------------------------------------------------------------------------------------------
                                                  THREE-MONTH          NINE MONTH         THREE-MONTH           NINE-MONTH
------------------------------------------------------------------------------------------------------------------------------
REVENUES                                         13,751,808,750      47,222,446,046       5,569,287,285        30,094,071,419
COST OF SALES                                    10,367,157,333      37,991,987,712       6,596,698,149        30,087,721,649
                                               -------------------------------------------------------------------------------
GROSS PROFIT (LOSS)                               3,384,651,417       9,230,458,334     (1,027,410,864)             6,349,770
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES                                          3,769,258,541      13,186,085,513       4,742,004,182        15,009,078,849
                                               -------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                           (384,607,124)     (3,955,627,179)     (5,769,415,046)      (15,002,729,079)
OTHER INCOMES:

Interest income                                     279,451,515       1,226,001,438         372,823,543         1,643,278,209

Rental income                                       213,635,765         569,179,765          77,569,450           611,309,450

Service income                                      190,548,195         484,780,366         246,935,051           398,220,179
Gain on disposition of short-term
marketable securities                               582,804,920         876,362,116          91,594,503         1,024,869,639
Gain on valuation of short-term
marketable securities                               179,378,888       1,039,762,808          76,434,552           171,539,582
Gain on disposition of long-term
investment securities                                         -           4,407,303                   -                     -

Gains on foreign exchange                            65,356,285         374,224,756          38,141,333            59,581,421

Gain on foreign translation                         187,713,985         274,167,110        (69,045,532)           433,756,487
Gain on disposition of long-term
marketable securities                                         -      26,939,611,191                   -                     -

Gain on valuation of affiliates                               -                   -                   -                     -

Gains on disposal of tangible assets                          -         131,369,468           4,506,449           234,017,973

Reversal of other specific reserve                            -                   -                   -        10,272,949,532

Other incomes                                       198,107,425         273,758,951         105,040,893           326,531,919
                                               -------------------------------------------------------------------------------
     Total other incomes                          1,896,996,978      32,193,625,272         944,000,242        15,176,054,391

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

------------------------------------------------------------------------------------------------------------------------------
                 Category                                     FY 2003                                  FY 2002
------------------------------------------------------------------------------------------------------------------------------
                                                  THREE-MONTH          NINE MONTH         THREE-MONTH           NINE-MONTH
------------------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES:

Interest expense                                    541,978,579       1,572,473,843         926,560,686         2,770,319,045

Property administrative expenses                    313,952,324         721,896,482                   -
Loss on disposal of shore-term marketable
securities                                           75,868,525          75,868,525                   -
Loss on valuation of shore-term
marketable securities                                48,162,695         293,402,345       1,769,846,480         3,606,892,860
Loss on disposal of long-term marketable
securities                                                    -              97,300                   -            16,465,195

Provision for doubtful other accounts               418,481,150         978,530,516       2,998,037,981         6,316,591,313

Foreign exchange losses                             192,095,240         321,709,784          80,286,524           628,637,531
                                                                                                      -
Foreign translation losses                          651,689,525         823,054,502         404,980,375         1,101,114,689

Loss on valuation of inventories                  4,154,623,050       5,877,169,914       7,221,464,478        13,906,197,600

Loss on disposition of inventories                            -         633,319,320          17,207,363           227,245,879
Loss on disposition of Investment
securities                                                    -          41,000,000                   -            30,587,676
Loss from impairment of long-term
investment securities                                         -       1,761,636,567                   -           166,043,769
Loss on disposal of investment securities
by equity method                                              -         286,235,965                   -

Equity in losses of affiliates                      560,840,637         661,312,689          37,904,972         9,645,779,146

Loss on disposal of tangible assets                           -                                       -            79,677,737
Loss from impairment of deferred R&D cost
                                                              -                           1,336,815,351         5,147,275,340

Donations                                            63,983,627          63,983,627          20,000,000            20,500,000

Income-tax supplementary payment                              -                                       -           131,360,250

Others                                                   17,607          13,025,480           1,497,214            26,977,844
                                               -------------------------------------------------------------------------------
     Total other expenses                         7,021,692,959      14,124,716,859      14,004,640,674        43,821,665,874
                                               -------------------------------------------------------------------------------
ORDINARY PROFIT (LOSS)                          (5,509,303,105)      14,113,281,234    (18,830,055,478)      (43,648,340,562)

                                                              -
INCOME TAX EXPENSE (BENEFIT)                                                      -                   -                     -
                                               -------------------------------------------------------------------------------
NET INCOME (LOSS)                               (5,509,303,105)      14,113,281,234    (18,830,055,478)      (43,648,340,562)
                                               ===============================================================================

                                MIRAE CORPORATION

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                      THREE MONTHS ENDED SEPTEMBER 31, 2003
                      NINE MONTHS ENDED SEPTEMBER 31, 2003
                              (Unit: In Korean won)

------------------------------------------------------------------------------------------------------------------------------
                 Category                                                          2003
------------------------------------------------------------------------------------------------------------------------------
                                                            THREE-MONTH                                 NINE MONTH
------------------------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM                                                          4,131,341,311                       (11,895,562,101)
  OPERATING ACTIVITIES :
     Net income (loss)                                  (5,508,016,428)                       14,113,281,234
Expenses not involving cash payments :
Provision for severance indemnities                         448,107,099                          960,397,859
Depreciation and amortization                             1,157,412,843                        3,336,034,910
Allowance for bad debts                                     196,305,045                        2,460,527,099
Loss from depreciation of intangible assets                  95,427,583                          283,032,123
Other allowance for bad debts                               271,272,004                          832,608,047
Loss from foreign currency translation                      517,958,250                          599,689,025
Loss on disposition of short-term securities                 75,868,525                           75,965,825
Loss from valuation of inventories                        4,154,623,050                        5,877,169,914
Loss from disposal of inventories                                     -                          633,319,320
Loss on disposal of Investment securities                             -                           41,000,000
Loss on valuation of affiliates                             560,840,637                          661,312,689
Loss on disposal of investment securities by
equity method                                                         -                          286,235,965
Loss from impairment of long term investment
securities                                                            -                        1,761,636,567
Stock compensation expense                                  117,926,337                          251,773,538
                                                        ----------------                    -----------------
     Sub total                                            7,595,741,373                       18,060,702,881
Income not involving cash receipts :
Gains on foreign exchange                                   163,957,586                          250,410,711
Interest income                                              66,310,850                          437,164,626
Gain on disposition of short-term marketable
securities                                                  582,804,920                          880,769,419
Gain on valuation of short-term marketable
securities                                                  179,378,888                        1,039,762,808
Gain on disposition of long-term investment
securities                                                            -                       26,939,611,191
Gains on disposal of tangible assets                                  -                          131,369,468
                                                        ----------------                    -----------------
     Sub total                                            (992,452,244)                     (29,679,088,223)

------------------------------------------------------------------------------------------------------------------------------

(Continue)

------------------------------------------------------------------------------------------------------------------------------
                 Category                                                          2003
------------------------------------------------------------------------------------------------------------------------------
                                                            THREE-MONTH                                 NINE MONTH
------------------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities related to
        operating activities :
Accounts receivable - trade                             (613,003,479)                       (10,108,519,346)
Accounts receivable - others                              139,520,663                        (4,642,501,437)
Accrued income                                           (72,892,091)                           (64,652,897)
Advance payment                                         5,616,064,591                          5,824,124,020
Prepaid expenses                                           16,792,716                            252,926,356
Prepaid income tax                                       (22,689,940)                            242,687,415
Inventories                                           (3,569,844,586)                        (2,211,985,183)
Accounts payable - trade                                1,096,626,634                        (2,640,778,998)
Accounts payable - other                                   90,965,412                          (249,952,712)
Advance receipts from customers                            58,036,689                          (111,841,529)
Withholdings                                             (63,376,799)                             88,913,188
Accrued expenses                                          664,755,242                            708,144,141
Unearned income                                          (53,161,643)                                      0
Other current liabilities                                 (1,240,220)                            (5,197,070)
Severance indemnity payments                            (250,484,579)                        (1,471,823,941)
                                                      ----------------                      -----------------
     Sub total                                          3,036,068,610                       (14,390,457,993)
CASH FLOWS FROM INVESTING ACTIVITIES :                                     (468,951,067)                         22,445,679,419
Cash in flows from investing activities:
Decrease  in short-term financial instruments           8,370,440,207                         45,447,164,764
Decrease  in short-term investment securities          16,136,447,973                         49,961,875,382
Decrease  in short-term loans                                       -                            171,521,599
Proceeds from disposal of long-term investment
securities                                                          -                          4,512,215,400
Decrease in investment securities by equity
method                                                              -                            212,442,000
Decrease in long-term loans                                 9,599,400                             65,995,275
Decrease in long-term account receivables                           -                          2,000,000,000
Decrease in guarantee deposits                                      -                          1,245,280,903
Proceeds from disposal of land                                      -                            150,644,523
Proceeds from disposal of buildings                                 -                            466,600,932
Proceeds from disposal of vehicles and
transportations                                                     -                              4,090,909
Proceeds from disposal of other tangible assets                     -                             81,021,402
Decrease in construction in-progress                    1,747,559,089                          1,747,559,089
Increase in long-term guarantee deposits                            -                          1,635,525,000
                                                      ----------------                      -----------------
     Sub total                                         26,264,046,669                        107,701,937,178
------------------------------------------------------------------------------------------------------------------------------

-  (Continue)

------------------------------------------------------------------------------------------------------------------------------
                 Category                                                          2003
------------------------------------------------------------------------------------------------------------------------------
                                                            THREE-MONTH                                 NINE MONTH
------------------------------------------------------------------------------------------------------------------------------
Cash out flows from investing activities:
Increase in short-term financial instruments            8,336,120,207                         36,850,310,063
Increase in short-term investment securities            8,478,726,704                         33,430,702,475
Increase in short-term loans                               49,734,900                             49,734,900
Increase in long-term financial instruments                 1,898,850                              5,696,550
Increase in long-term investment securities                         -                          1,000,000,000
Increase in investment securities by equity
method                                                              -                             70,000,000
Increase in long-term loans                             6,000,152,400                          6,830,743,775
Increase in guarantee deposits                              6,702,800                            854,678,800
Acquisition of land                                                 -                             43,404,759
Acquisition of buildings                                2,149,497,939                          2,222,490,177
Acquisition of machinery                                            -                             78,858,085
Acquisition of other tangible assets                      327,022,465                          1,090,435,860
Increase in construction in-progress                    1,162,394,689                          1,747,559,089
Acquisition of industrial rights                           90,087,665                            335,109,583
Increase in research and development costs                130,659,117                            646,533,643
                                                     -----------------                      -----------------
     Sub total                                       (26,732,997,736)                       (85,256,257,759)
ii
CASH FLOWS FROM FINANCING ACTIVITIES :                                   (2,375,114,529)                       (10,814,367,099)
Cash in flows from financing activities:
Decrease in treasury stock                                          -                            373,582,800
                                                     -----------------                      -----------------
     Sub total                                                      -                            373,582,800
Cash out flows from financing activities:
Decrease in short-term borrowings                       2,375,114,529                         11,187,949,899
                                                     -----------------                      -----------------
     Sub total                                        (2,375,114,529)                       (11,187,949,899)
ii
                                                                         ----------------                      -----------------
NET INCREASE (DECREASE) IN CASH AND CASH                                   1,287,275,715                          (264,249,781)
EQUIVALENTS

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE

PERIOD                                                                     9,868,316,455                         11,419,841,951
                                                                         ----------------                      -----------------
CASH AND CASH EQUIVALENTS AT ENDING OF THE                                11,155,592,170                         11,155,592,170
PERIOD

                                                                         ================                      =================
--------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 14, 2003

By /s/  MiRi Chung
  -------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team